                                                                  CONFORMED COPY
                                                                  --------------

                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan: WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WHIRLPOOL CORPORATION
                              Administration Center
                                 2000 North M-63
                          Benton Harbor, MI 49022-2692

Total Number of pages herein is 19 pages

The Exhibit Index appears on page 18

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                          WHIRLPOOL 401(k) PLAN

Date: June 17, 2002

                                          By: /s/ John C. Anderson
                                             -----------------------------------
                                          Name:  John C. Anderson
                                          Title: Trustee and Chairman of the
                                                 Individual Trustees

                 Financial Statements and Supplemental Schedule

                              Whirlpool 401(k) Plan

                     Years ended December 31, 2001 and 2000
                       with Report of Independent Auditors

                                 EIN 38-1490038
                                    Plan #001

                              WHIRLPOOL 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     YEARS ENDED DECEMBER 31, 2001 AND 2000


The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:

                                                                          Page
                                                                          ----

Report of Independent Auditors ........................................   F-3

Financial Statements

Statements of Assets Available for
         Benefits .....................................................   F-4
Statements of Changes in Assets Available
         for Benefits .................................................   F-5
Notes to Financial Statements .........................................   F-6

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) ......   F-13

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      Ernst & Young LLP
Chicago, IL
May 10, 2002

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

                   Statements of Assets Available for Benefits


                                                                              December 31
                                                                        2001               2000
                                                                   ---------------------------------
Contributions receivable:
   Employer                                                        $ 15,756,559       $ 12,420,758
   Participant                                                        5,144,356          4,122,173
Interest receivable                                                           -            565,764

Investments:
   At fair value:
     Mutual funds                                                   416,061,684        474,888,429
     Common and collective funds                                    155,777,425        108,702,166
     Common stock of Whirlpool Corporation                          103,001,058        110,951,247
     Participant loans                                               41,169,351         39,292,581
   At contract value:
     Guaranteed investment contracts                                  8,989,693         21,767,338
                                                                   -------------------------------
Total investments                                                   724,999,211        755,601,761
                                                                   -------------------------------
Assets available for benefits                                      $745,900,126       $772,710,456
                                                                   ===============================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                                                             Year ended December 31
                                                                           2001                 2000
                                                                       ---------------------------------
Additions
Dividends on Whirlpool Corporation common stock                        $  3,327,779       $    2,024,489
Other dividend income                                                    12,337,712           53,638,531
Interest income                                                           9,582,009            8,712,703
Other                                                                        12,435                    -
                                                                       ---------------------------------
                                                                         25,259,935           64,375,723

Employer contributions                                                   15,756,559           12,420,758
Participant contributions                                                56,157,139           54,592,363
Rollover contributions                                                    7,363,903            2,554,200
                                                                       ---------------------------------
                                                                         79,277,601           69,567,321
                                                                       ---------------------------------
Total additions                                                         104,537,536          133,943,044

Deductions

Benefit payments                                                         83,293,841           61,966,851
Administrative expenses                                                     223,605              111,350
                                                                       ---------------------------------
Total deductions                                                         83,517,446           62,078,201

Net realized and unrealized appreciation (depreciation) in fair value of investments:

     Whirlpool Corporation common stock                                  51,001,989          (19,723,915)
     Mutual funds                                                       (94,553,412)        (139,296,747)
     Common and collective funds                                         (4,278,997)          (3,821,408)
                                                                       ---------------------------------
                                                                        (47,830,420)        (162,842,070)
                                                                       ---------------------------------
Net decrease                                                            (26,810,330)         (90,977,227)
Assets available for benefits:
   Beginning of year                                                    772,710,456          863,687,683
                                                                       ---------------------------------
   End of year                                                         $745,900,126       $  772,710,456
                                                                       =================================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000

1.  Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 20% (15% prior to July 1, 2000), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

Each year the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee's eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $.25 per dollar that eligible employees contribute to the Plan. The matching contribution was $.50 and $.38 per dollar of eligible employees' contributions in 2001 and 2000, respectively. Employer matching contributions and tax-

                              Whirlpool 401(k) Plan
deferred contributions are 100% vested at all times. Exempt employees, with the exception of certain Whirlpool officers, became eligible for Employer matching contributions as of January 1, 2000. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the
Plan).

Benefit Payments

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed nine years and 11 months.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

                                      F-7
                                                                              10

                              Whirlpool 401(k) Plan

1.  Description of Plan (continued)

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2.  Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. The custodian invests all assets of the Trust except as follows: (i) the Individual Trustees direct the investment of the Whirlpool Stock Fund; and (ii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets daily.

Investment Valuation

The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation

                              Whirlpool 401(k) Plan
units owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In general, Plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

                              Whirlpool 401(k) Plan

3.  Investments

A summary of the guaranteed investment contracts held at December 31, 2001, is as follows:

                                                             Crediting          2001
                                                              Interest         Average             Fair
                                                                Rate            Yield              Value
                                                             ---------------------------------------------

Metropolitan Life Insurance Co., #GAC-24896                     6.05%            5.94%          $1,221,259
Peoples Security Life Insurance Co., #BDA-00720-FR              5.07             4.76              705,310
New York Life Insurance Company, #GA-30679                      5.16             4.90            1,163,135
New York Life Insurance Company, #GA-30745                      5.40             5.23            3,772,406
Principal Life Insurance Company, #GA-4-30429                   6.26             6.97            2,127,583
                                                                                                ----------
                                                                                                $8,989,693
                                                                                                ==========

A summary of the guaranteed investment contracts held at December 31, 2000, is as follows:

                                                             Crediting          2000
                                                              Interest        Average           Fair
                                                                Rate           Yield            Value
                                                          --------------------------------------------------

Continental Assurance Company, #GP-24029                        5.15%            5.04%        $  2,019,583
GE Life & Annuity Assurance Co., #GS-2949                       6.40             6.02            1,330,227
GE Life & Annuity Assurance Co., #GS-3056                       5.81             5.65            3,620,755
Metropolitan Life Insurance Co., #GAC-24896                     6.05             5.76            2,992,915
Peoples Security Life Insurance Co., #BDA-00720-FR              5.07             4.85            2,012,823
New York Life Insurance Company, #GA-30679                      5.16             4.96            2,207,474
New York Life Insurance Company, #GA-30745                      5.40             5.26            3,579,133
Principal Life Insurance Company, #GA-4-30429                   6.26             6.07            4,004,428
                                                                                               -----------
                                                                                               $21,767,338
                                                                                               ===========

All guaranteed investment contracts have crediting interest rates that are fixed over the lives of the contracts.

                              Whirlpool 401(k) Plan

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                             December 31
                                                         2001           2000
                                                    ----------------------------

Putnam Asset Allocation Balanced Portfolio          $ 43,985,838    $ 48,928,307
Putnam New Opportunities Fund                         57,961,805      80,398,528
Putnam Voyager Fund                                  157,152,848     224,085,335
Whirlpool Corporation common stock                   103,001,058     110,951,247
Putnam Stable Value Fund                             122,709,332      74,339,242
Putnam S&P 500 Index Fund                                 *           34,362,924

*Does not exceed 5% threshold.

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under section 401(a) of the IRC and that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.   Subsequent Events

Effective January 1, 2002, the maximum amount of eligible earnings a participant may make in tax-deferred contributions increased from 20% to 50%, not to exceed the maximum allowable annual contribution as determined by the IRC.

Effective January 1, 2002, the Whirlpool Stock Fund was converted to an Employee Stock Ownership Plan and renamed the Whirlpool ESOP Plan. On a quarterly basis, participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout. All dividends continue to be 100% vested.

Effective May 1, 2002, participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC.

                              Supplemental Schedule

                                                                  EIN 38-1490038
                                                                       Plan #001
                              Whirlpool 401(k) Plan

                   Schedule H, Line 4(i) - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                                                       Number of      Contract/
                                                          Shares       Current
            Description of Investment                   or Units        Value
------------------------------------------------------------------------------

Mutual funds:
   Putnam* Bond Index Fund                              643,901   $  7,655,988
   Alger Mid-Cap Growth Retirement Portfolio*           663,402      9,864,787
   Neuberger & Berman Genesis Trust*                  1,272,645     37,046,692
   Federated Stock Fund*                                 87,412      2,966,751
   Lazard International Equity Fund*                     29,480        293,330
   Putnam* New Century Fund                             205,255      2,619,054
   Alger Small-Cap Growth Retirement Portfolio*          95,390      1,428,941
   TCW Galileo Small-Cap Growth Fund*                   230,739      4,333,270
   TCW Galileo Select Equity I/Concentrated Core*        95,374      1,566,034
   Alger Growth Retirement Portfolio*                   184,806      2,343,345
   PIMCO High Yield Fund*                               252,924      2,367,370
   Putnam* Growth Opportunities Fund                    138,123      2,067,694
   Putnam* International Voyager Fund                   208,116      3,394,372
   Putnam* Vista Fund                                   418,948      3,728,641
   Putnam* New Opportunities Fund                     1,381,359     57,961,805
   EuroPacific Growth Fund*                             844,498     22,691,659
   Putnam* Voyager Fund                               8,843,717    157,152,848
   Putnam* Income Fund                                1,985,885     12,947,971
   Vanguard Windsor II Fund*                            836,245     21,399,519
   Putnam* Asset Allocation Growth Portfolio          1,061,946     10,237,160
   Putnam* Asset Allocation Balanced Portfolio        4,479,210     43,985,838
   Putnam* Asset Allocation Conservative Portfolio      920,530      8,008,615
                                                                  ------------
                                                                   416,061,684

                                                                 EIN 38-1490038
                                                                      Plan #001

                              Whirlpool 401(k) Plan

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)

                                December 31, 2001

                                                                             Number of         Contract/
                                                                              Shares           Current
                       Description of Investment                             or Units           Value
----------------------------------------------------------------------------------------------------------
Common and collective funds:
   Putnam* Stable Value Fund                                                122,709,332      $122,709,332
   Putnam* S&P 500 Index Fund                                                 1,187,364        33,068,093
                                                                                             ------------
                                                                                              155,777,425

 Whirlpool Corporation* common stock                                          1,404,624       103,001,058

Insurance contracts:
   Metropolitan Life Insurance Co.* guaranteed investment
     contract, #GAC-24896, 6.05%                                                                1,221,259
   Peoples Security Life Insurance Co.* guaranteed investment
     contract, #BDA-00720-FR, 5.07%                                                               705,310
   New York Life* guaranteed investment contract, #GA-30679, 5.16%                              1,163,135
   New York Life* guaranteed investment contract, #GA-30475, 5.40%                              3,772,406
   Principal Life Insurance Company* guaranteed investment
     contract, #GA-4-30429, 6.26%                                                               2,127,583
                                                                                             ------------
                                                                                                8,989,693
Participant loans (9%)                                                                         41,169,351
                                                                                             ------------
Total investments                                                                            $724,999,211
                                                                                             ============

*Party in interest.

                                 Exhibit Index
                                 -------------

                                                                      Sequential
Exhibit No.                   Document                               Page Number
-----------                   --------                               -----------
    23                  Consent of Ernst & Young LLP                     19

                                                                              18